[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

May 9, 2017

James E. O’Connor

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	BlackRock Capital Investment Corporation

Registration Statement on Form N-2

File Numbers 333-216928

Dear Mr. O’Connor:

We are in receipt of oral comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided by you on April 20, 2017 to Steven Grigoriou of Skadden, Arps, Slate, Meagher & Flom LLP regarding BlackRock Capital Investment Corporation’s (the “Company”) Registration Statement on Form N-2 filed on March 24, 2017 (the “Registration Statement”).

The Company has considered your comment and has authorized us to make on its behalf the response and changes to the Company’s Registration Statement discussed below. These changes are reflected in Pre-Effective Amendment No. 1 to the Company’s Registration Statement being filed today.

The Company’s response to the comment is set forth below. For ease of reference, a summary of each comment is set forth in bold font and followed by the corresponding response. Terms that are capitalized but not defined herein shall have the same meaning assigned to them in the Registration Statement.

James E. O’Connor

Securities and Exchange Commission

May 9, 2017

PROSPECTUS

Prospectus Summary — Competitive Advantages (page 4)

1.	Please disclose how “portfolio yield” is calculated and that it is higher than what investors in the Company will realize because it reflects neither the Company’s expenses nor the sales load paid by investors. Please also disclose, in this same subsection, the Company’s “total return based on net asset value” and “total return based on market value.” Please also describe briefly how these two numbers are calculated and that, while they reflect Company expenses, they do not reflect any sales load that may be paid by investors. See Instruction 13 and 14 to Item 4.1 of Form N-2.

The Company has added the below disclosure in response to your comment:

“The weighted average portfolio yield was computed using the effective interest rates for all of our debt investments at fair value, plus the yield to maturity from December 31, 2016 of all of our debt investments. The weighted average portfolio yield of our debt investments is not the same as a return on investment for our stockholders but, rather, relates to a portion of our investment portfolio and is calculated before payment of all of our fees and expenses, including any sales load paid in connection with an offering of our securities. There can be no assurance that the weighted average yield will remain at its current level. For the year ended December 31, 2016, the total return based on net asset value and total return based on market value was 10.7% and (18.1)%, respectively. Total returns are historical and are calculated by determining the percentage change in the net asset value or market value with all dividends and distributions, if any, reinvested. Dividends and distributions are assumed to be reinvested at prices obtained under the company’s dividend reinvestment plan.”

Fees and Expenses (page 8)

2.	Please clarify the management fee that is being used in the table. Please also clarify that the incentive fee shown is for 2016 and that no incentive fee was paid in 2016.

The management fee used in the table is 1.75%. There was no incentive fee paid in 2016. The Company has added this clarifying disclosure in response to your comment.

Risks — Risks Related To Our Business — Rising interest rates may adversely affect the value of our portfolio investments which could have an adverse effect on our business, financial condition and results of operations. (page 14)

James E. O’Connor

Securities and Exchange Commission

May 9, 2017

3.	Are the Company’s loans subject to floors such that, despite having floating rates, they may not benefit from a general rise in rates? If so, please disclose this risk.

Certain of the Company’s loans have floors; however, the Company does not believe that a security having a floor creates a material risk. Accordingly, the Company respectfully declines to revise the disclosure.

Risks — Risks Related To Our Business — We may not make distributions and consequently will be subject to corporate-level income tax. (pages 18 and 19)

4.	While the income test of Section 851(b)(2) of the Internal Revenue Code and the asset test of Section 851(b)(3) are RIC qualification requirements, the distribution requirements of Section 852 are not. Accordingly, please delete “could fail to qualify for tax treatment as a RIC, and we” in the last sentence of the 3rd paragraph from the bottom on page 18, and replace “qualify for favorable tax treatment as a RIC” with “be able to deduct our distributions” in the second to last sentence of the first paragraph on page 19.

The Company respectfully disagrees with the suggested revisions to the disclosure. Although it is true that the distribution requirement is not technically an element of the definition of “regulated investment company” under Section 851, the failure of a RIC to satisfy the distribution requirement generally makes all of the RIC tax rules inapplicable to it. See Section 852(a) of the Code (“The provisions of this part [i.e., part I of Subchapter M, which contains the entirety of the RIC rules] . . . shall not be applicable to a regulated investment company for a taxable year unless [it satisfies the distribution requirement].” (emphasis added)). For example, a RIC that fails its distribution requirement will not only lose its ability to deduct dividends as noted in the Commission’s comment, but will also, among other consequences, (i) lose the benefit of the rules that determine shareholder-level consequences of RIC dividends (e.g., it will lose the ability to pay capital gain dividends or exempt-interest dividends or to pass-through foreign tax credits) and (ii) generate C-corporation earnings and profits that must be distributed in order to requalify for taxation as a RIC in a future year. It is therefore correct to say in the disclosure that a failure to satisfy the distribution requirement will cause the Company to fail to qualify for “tax treatment as a RIC,” and the Company believes that the Commission’s suggested revisions would be non-customary and potentially less clear to investors.

Risks — Risks Related To Our Business — We may in the future determine to fund a portion of our investments by issuing preferred stock, which would magnify the potential gains or losses and the risks of investing in us in the same manner as our borrowings. (pages 23—24)

5.	If the Company currently intends to issue preferred shares within the current fiscal year, please disclose this fact and provide an estimate of the costs in the fee table. Also, please mention that the preferred shareholders will elect two directors and if the Company is two years behind in preferred dividends, the preferred shareholders will elect a majority of the board.

The Company has no current intention to issue preferred shares.

James E. O’Connor

Securities and Exchange Commission

May 9, 2017

Risks — Risks Related To Our Investments (page 34)

6.	Previous disclosure describes the Company’s concentration in finance. Please provide appropriate risk disclosure.

The Company had already included a risk factor specific to the finance industry. Please see “Our investments in the financial services sector are subject to various risks including volatility and extensive government regulation.”

Risks – Risks Related to Our Operations as a BDC – Regulations governing our operation as a BDC affect our ability to, and the way in which we, raise additional capital. (page 38)

7.	Please advise whether the Company’s activities regarding loan securitization could lead to an adverse selection issue, and if so, how this is addressed.

Any special purpose vehicle (“SPV”) that the Company may create will not likely be an investment company or a Rule 3a-7 company. The SPV will also not likely be consolidated in the Company’s financial statements. Additionally, the Company reserves the right in the future to enter into any type of securitization transaction permitted under the 1940 Act and as such cannot provide the specific details you requested since the answers to your questions with regard to any future securitizations structure will depend upon the facts and circumstances of the specific securitization. The Company also does not believe that adverse selection would be a consequence of its securitization activities.

Risks – Risks Related to Our Operations as a BDC – Stockholders will likely incur dilution if we sell or otherwise issue shares of our common stock or securities to subscribe for or convertible into shares of our common stock at prices below the then current net asset value per share of our common stock. (page 39)

8.	If the statement “[w]e cannot predict whether shares of our common stock will trade above, at or below our net asset value” is true, please make clear that as a result of the issuance of shares below NAV, shares of the Company are more likely to continue trading below NAV going forward.

The Company has added the below disclosure in response to your comment.

“If we were to continue to sell our common stock at prices below net asset value for a sustained period of time, such sales may result in an increased risk of our common stock trading at a discount to its net asset value.”

James E. O’Connor

Securities and Exchange Commission

May 9, 2017

Risks – Risks Related to Our Common Stock – The price of our common stock may fluctuate significantly. (page 41)

9.	Please update the disclosure to include finance, chemicals, plastics & rubber in the fifth bullet.

The Company has updated the disclosure in response to your comment.

Risks – Risks Related to Our Common Stock – Sales of substantial amounts of our common stock in the public market may have an adverse effect on the market price of our common stock. (page 42)

10.	Please advise whether any lockup is still in effect with respect to the Company’s common stock.

The Company has deleted the risk factor as it is no longer applicable to the Company.

Management’s Discussion and Analysis of Financial Condition and Results of Operation – Portfolio and investment activity (page 51)

11.	Please disclose how “dollar-weighted average annualized yield” is calculated and that it is higher than what investors in the Company will realize because it reflects neither the Company’s expenses nor the sales load paid by investors. Please also disclose, in this same subsection, the Company’s “total return based on net asset value” and “total return based on market value.” Please also describe briefly how these two numbers are calculated and that, while they reflect Company expenses, they do not reflect any sales load that may be paid by investors. See Instruction 13 and 14 to Item 4.1 of Form N-2.

The Company has added disclosure in response to your comment. Please see the response to Comment 1 above.

Price Range of Common Stock (page 63)

12.	Please change the figure for “Premium/Discount of High Sales Price to NAV” from (12)% to (13)% and add “minus 1” to the end of footnote 2.

The formula used for the calculation is: ((high closing sales price – NAV) ÷ NAV)) x 100. For the first quarter of 2015, that calculation would be ((9.35 – 10.58) ÷ 10.58) x 100 = (11.6)%. An alternative formula is (high closing sales price ÷ NAV) – 1, which in the case of the first quarter would also give (11.6)%. Therefore, the Company respectfully declines to revise the disclosure.

* * *

.

James E. O’Connor

Securities and Exchange Commission

May 9, 2017

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iv) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments or require any additional information in connection with the above, please telephone the undersigned at (212) 735-3406.

Very truly yours,

/s/ Michael Hoffman
Michael Hoffman